Pruco Life Insurance Company

Insured     Rider for Policy No.

MODIFICATION OF INSURED'S WAIVER OF PREMIUM BENEFIT PROVISION

There is an impairment of the Insured's eyesight. If he or she become disabled as a result of the loss of eyesight, here is what will apply for that disability. We will not allow benefits under any benefit for waiving premiums in the event of disability in (1) this contract, or (2) any other contract on the Insured"s life to which you change or for which you change this contract or any of its benefits.

Rider attached to and made a part of this contract on the Contract Date

Pruco Life Insurance Company,
By: /s/ Isabelle L. Kirchner
             Secretary
PLI 77-82